UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                  Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On December 18, 2018, Husky Energy Inc. issued a press release announcing that it has met all required regulatory requirements for its offer to acquire MEG Energy Corp., including approval granted under the Investment Canada Act, that it is varying certain terms of its offer to purchase MEG Energy Corp. shares and that it has engaged a soliciting dealer manager with respect to MEG Energy Corp. shareholders who are resident in Canada. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: December 18, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces Regulatory Approvals For MEG Energy Acquisition

Husky Energy today announced it has met all regulatory requirements for its full and fair offer to acquire MEG Energy, including approval granted under the Investment Canada Act.

“Receiving regulatory approvals is a significant step toward realizing this compelling opportunity,” said CEO Rob Peabody. “Our proposal offers an enhanced shareholder return proposition with much lower risk. Together, Husky and MEG will create a stronger, more resilient Canadian energy company.”

NOTICE OF VARIATION

Husky Energy is varying certain terms and conditions of its offer related to the offer to sell, or solicitation of an offer to buy, Husky shares in certain U.S. states, districts and territories in the following manner:

•

The State of California will no longer be considered a “Restricted State” with the effect that MEG shareholders resident in California that are not exempt institutional investors will be able to choose to receive share consideration under the offer (subject to pro-ration as set out in the offer).

•	MEG shareholders resident in the State of New York may choose to receive share consideration under the offer (subject to pro-ration as set out in the offer).

Additionally, the offer is varied in respect of MEG shareholders who are non-exempt institutional investors residing in a Restricted State. Such shareholders will no longer be deemed to choose to receive only cash consideration under the offer. The Husky shares that such shareholders would have been entitled to receive under the offer, but for restrictions in applicable securities law, will be sold through a broker in Canada on the TSX and the aggregate net proceeds of sale, after expenses, commissions and applicable withholding tax, will be distributed, pro rata, among those shareholders.

Husky will mail a Notice of Variation to registered and beneficial securityholders of MEG.

HUSKY ENGAGES SOLICITING DEALER MANAGER

Husky has engaged TD Securities Inc. as soliciting dealer manager in relation to Husky’s offer to acquire all of MEG’s outstanding shares and will form a soliciting dealer group with respect to MEG shareholders resident in Canada.

Goldman Sachs Canada Inc. and TD Securities Inc. are acting as financial advisors to the offer.

MEG OFFER INFORMATION

Husky’s offer will be open for acceptance until 5 p.m. Eastern Time (3 p.m. Mountain Time) on Wednesday, January 16, 2019. Intermediaries likely have established tendering cut-off times that are prior to the offer expiry time. Shareholders must instruct their intermediaries promptly if they wish to tender.

As previously stated, Husky’s offer announced on September 30, 2018 includes a condition that at least 66 2/3 percent of MEG shares must be tendered before Husky will take up shares to successfully complete the transaction.

For assistance in depositing their shares to the offer, MEG shareholders should contact the Information Agent D.F. King Canada by telephone at 1-800-761-6707 (North American toll-free number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com

Further details about the benefits of Husky’s offer, as well as instructions on how to tender, are available at www.huskyenergy.com/BetterTogether

Investor and Media Inquiries:

Dan Cuthbertson, Senior Manager, Investor Relations

403-523-2395

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

NO OFFER OR SOLICITATION

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery as they may be amended or supplemented from time to time.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707, 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

2 HUSKY ENERGY INC.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

SOLICITING DEALER GROUP ARRANGEMENT

TD Securities Inc. will form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the offer from persons who are resident in Canada. Each member of the Soliciting Dealer Group, including TD Securities Inc., is referred to herein as a “Soliciting Dealer”. The Company has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of shares a fee of $0.05 for each share deposited by or on behalf of a beneficial owner of shares resident in Canada and taken up by the Company pursuant to the offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing shareholder will be not less than $85 and not more than $1,500, provided that at least 500 shares are deposited per beneficial shareholder. No solicitation fee will be paid if the offer is withdrawn or expires with no shares taken up thereunder.

All currency is expressed in this news release in Canadian dollars unless otherwise indicated.

3 HUSKY ENERGY INC.